# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NN INC, CIK 0000918541
CUSIP: 629337106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6210 ARDREY KELL ROAD, SUITE 120, CHARLOTTE, North Carolina (NC), 28277
Date of event which requires filing of this statement: 01/16/2026
Amends the filing with accession number 0000921895-19-000116
Filed by CIK 0001560207
Persons authorized to receive notices and communications: CHRISTOPHER S. KIPER, LEGION PARTNERS ASSET MANAGEMENT, LLC, 12121 Wilshire Blvd, Suite 1240, Los Angeles, California (CA), 90025, 424-253-1773; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Legion Partners, L.P. I (CIK 0001595909): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,733,515; sole dispositive power 0; shared dispositive power 3,733,515; aggregate amount beneficially owned 3,733,515 (7.4% of the class)
- Legion Partners, L.P. II (CIK 0001618783): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 406,049; sole dispositive power 0; shared dispositive power 406,049; aggregate amount beneficially owned 406,049 (0.8% of the class)
- Legion Partners Special Opportunities, L.P. XI (CIK 0001768000): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 877,065; sole dispositive power 0; shared dispositive power 877,065; aggregate amount beneficially owned 877,065 (1.7% of the class)
- Legion Partners, LLC (CIK 0001682390): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,016,629; sole dispositive power 0; shared dispositive power 5,016,629; aggregate amount beneficially owned 5,016,629 (9.95% of the class)
- Legion Partners Asset Management, LLC (CIK 0001560207): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,016,629; sole dispositive power 0; shared dispositive power 5,016,629; aggregate amount beneficially owned 5,016,629 (9.95% of the class)
- Legion Partners Holdings, LLC (CIK 0001682389): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 5,016,929; sole dispositive power 0; shared dispositive power 5,016,929; aggregate amount beneficially owned 5,016,929 (9.95% of the class)
- Kiper Christopher S (CIK 0001432744): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,016,929; sole dispositive power 0; shared dispositive power 5,016,929; aggregate amount beneficially owned 5,016,929 (9.95% of the class)
- White Raymond T. (CIK 0001682494): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,016,929; sole dispositive power 0; shared dispositive power 5,016,929; aggregate amount beneficially owned 5,016,929 (9.95% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: NN INC
Address of issuer's principal executive offices: 6210 ARDREY KELL ROAD, SUITE 120, CHARLOTTE, North Carolina (NC), 28277

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On January 16, 2026, the Reporting Persons entered into a Cooperation Agreement (the "Cooperation Agreement") with the Issuer. Pursuant to the Cooperation Agreement, the Issuer increased the size of its board of directors (the "Board") from seven to eight directors and appointed Raymond T. White to fill the newly created directorship and to serve as a member of the Strategic Committee of the Board. Mr. White will serve as a director until the Issuer's 2026 annual meeting of stockholders, at which Mr. White will be a nominee of the Issuer and the Board will recommend that the Issuer's stockholders vote in favor of his election. Pursuant to the Cooperation Agreement, the Issuer has also agreed to nominate Mr. White at each annual meeting of the Issuer's stockholders held prior to the expiration of the Standstill Period (as defined below).

Pursuant to the Cooperation Agreement, the Reporting Persons are subject to certain customary standstill restrictions, including that they will not acquire beneficial ownership of more than 19.9% of the outstanding Shares, from the date of the Cooperation Agreement until the earlier of (i) 30 days prior to the director nomination deadline for the Issuer's 2028 annual meeting of stockholders and (ii) 120 days prior to the first anniversary of the Issuer's 2027 annual meeting of stockholders (the "Standstill Period"). The Reporting Persons have also agreed to vote in a manner consistent with the recommendation of the Board; provided, however, that if Institutional Shareholder Services Inc. ("ISS") or Glass Lewis & Co., LLC ("Glass Lewis") recommend otherwise with respect to any proposals (other than as related to the election or removal of directors), the Reporting Persons are permitted to vote in accordance with the ISS or Glass Lewis recommendation; provided, further, that the Reporting Persons are permitted to vote in their sole discretion with respect to any Extraordinary Matter (as defined in the Cooperation Agreement).

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 50,195,810 Shares outstanding as of October 24, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2025, plus the Shares underlying the Warrants that may be exercised by the Reporting Persons, as applicable.

As of the date hereof, Legion Partners I beneficially owned directly 3,733,515 Shares, including 214,095 Shares underlying certain Warrants, representing approximately 7.4% of the outstanding Shares.

As of the date hereof, Legion Partners II beneficially owned directly 406,049 Shares, including 10,905 Shares underlying certain Warrants, representing approximately 0.8% of the outstanding Shares.

As of the date hereof, Legion Partners XI beneficially owned directly 877,065 Shares, representing approximately 1.7% of the outstanding Shares.

Legion Partners, LLC, as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners XI, may be deemed the beneficial owner of the (i) 3,733,515 Shares beneficially owned directly by Legion Partners I, (ii) 406,049 Shares beneficially owned directly by Legion Partners II and (iii) 877,065 Shares beneficially owned directly by Legion Partners XI, representing approximately 9.95% of the outstanding Shares.

Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners XI, may be deemed the beneficial owner of the (i) 3,733,515 Shares beneficially owned directly by Legion Partners I, (ii) 406,049 Shares beneficially owned directly by Legion Partners II and (iii) 877,065 Shares beneficially owned directly by Legion Partners XI, representing approximately 9.95% of the outstanding Shares.

As of the date hereof, Legion Partners Holdings beneficially owned directly 300 Shares. In addition, as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 3,733,515 Shares beneficially owned directly by Legion Partners I, (ii) 406,049 Shares beneficially owned directly by Legion Partners II and (iii) 877,065 Shares beneficially owned directly by Legion Partners XI, which, together with the Shares it directly beneficially owns, constitutes an aggregate of 5,016,929 Shares, representing approximately 9.95% of the outstanding Shares.

Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 3,733,515 Shares beneficially owned directly by Legion Partners I, (ii) 406,049 Shares beneficially owned directly by Legion Partners II, (iii) 877,065 Shares beneficially owned directly by Legion Partners XI and (iv) 300 Shares beneficially owned directly by Legion Partners Holdings, representing approximately 9.95% of the outstanding Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

There have been no transactions in the securities of the Issuer during the past 60 days by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On January 16, 2026, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4, which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Cooperation Agreement, dated January 16, 2026, by and among the Reporting Persons and the Issuer (incorporated by reference to Ex. 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 20, 2026).

## Signatures
- Legion Partners, L.P. I: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (01/20/2026)
- Legion Partners, L.P. II: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (01/20/2026)
- Legion Partners Special Opportunities, L.P. XI: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (01/20/2026)
- Legion Partners, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member of Legion Partners Holdings, LLC, its Managing Member (01/20/2026)
- Legion Partners Asset Management, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director (01/20/2026)
- Legion Partners Holdings, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member (01/20/2026)
- Kiper Christopher S: /s/ Christopher S. Kiper, Christopher S. Kiper (01/20/2026)
- White Raymond T.: /s/ Raymond White, Raymond White (01/20/2026)